EXHIBIT 1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information in this exhibit presents the financial performance of the RGHL Group, as if Reynolds Consumer Products had been a discontinued operation as of January 1, 2018. This unaudited pro forma condensed consolidated information also reflects the presentation of the RGHL Group’s closures operations in North America, Costa Rica and Japan (collectively “CSI”, which was sold in December 2019) as a discontinued operation as of January 1, 2018 and the reduction in interest expense on borrowings that have been repaid with proceeds from the sale of CSI, proceeds associated with the Reynolds Consumer Products IPO and cash on-hand. The unaudited pro forma condensed consolidated financial information also illustrates the changes in cash and cash equivalents and the outstanding principal amount of borrowings as of September 30, 2019, as a result of the pro forma impact of the sale of CSI, the distribution of Reynolds Consumer Products in connection with the Reynolds Consumer IPO and the use of cash on-hand.

The unaudited pro forma condensed consolidated financial information reflects certain assumptions and adjustments that management believes are reasonable under the circumstances and given the information available at this time. The unaudited pro forma condensed consolidated financial information reflects adjustments that, in the opinion of management, are necessary to present fairly the unaudited pro forma condensed consolidated financial information for the year ended December 31, 2018, the nine month period ended September 30, 2019 and as of September 30, 2019.

The unaudited pro forma condensed consolidated financial information does not, and is not intended to, comply with the requirements of pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated financial information has been provided for informational purposes only and does not purport to project the future financial position or operating results that the RGHL Group would have reported had the pro forma transactions been completed as of the dates set forth in this unaudited pro forma condensed consolidated financial information and is not necessarily indicative of the future consolidated results of operations or financial position. The actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma condensed consolidated financial information and actual amounts.

The information presented in the CSI, Reynolds Consumer Products and Repayment of Borrowings columns in the unaudited pro forma condensed consolidated financial information was derived from the RGHL Group’s accounting records for the year ended December 31, 2018 and the nine month period ended September 30, 2019 and reflects pro forma adjustments which are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial information, including the notes thereto, should be read in conjunction with the RGHL Group’s audited consolidated financial statements and notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and the interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2019 on Form 6-K, each of which have been filed with or furnished to the SEC.

Unaudited Pro Forma Summarized Financial Performance
For the Year Ended December 31, 2018

(In $ million)	As Reported (a)	CSI	Note	Reynolds Consumer Products	Note	Repayment of Borrowings	Note	As Adjusted
External revenue	10,660	(601)	(b)	(2,469)	(c)	—		7,590

Gross profit	2,094	(121)	(b)	(852)	(d)	—		1,121

Profit from operating activities	854	(57)	(b)	(560)	(d)	—		237
Financial income	46	(5)	(b)	—	(d)	—	(e)	41
Financial expenses	(865)	—	(b)	—	(d)	318	(e)	(547)
Profit (loss) from continuing operations before income tax	35	(62)	(b)	(560)	(d)	318		(269)
Income tax (expense) benefit	(40)	36	(f)	129	(f)	—	(f)	125
Profit (loss) from continuing operations	(5)	(26)		(431)		318		(144)

Profit from operating activities	854	(57)	(b)	(560)	(d)	—		237
Depreciation and amortization	655	(40)	(b)	(90)	(d)	—		525
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	1,509	(97)	(b)	(650)	(d)	—		762
Included in EBITDA:
Asset impairment charges, net of reversals	240	—	(b)	—	(d)	—		240
(Gain) loss on sale or disposal of businesses and non-current assets	(8)	—	(b)	—	(d)	—		(8)
Non-cash pension expense	56	—	(b)	—	(d)	—		56
Operational process engineering-related consultancy costs	14	—	(b)	—	(d)	—		14
Related party management fee	28	(1)	(e)	(10)	(d)	—		17
Restructuring costs, net of reversals	17	(3)	(b)	—	(d)	—		14
Unrealized (gain) loss on derivatives	22	—	(b)	(14)	(d)	—		8
Other	(6)	—	(b)	5	(d)	—		(1)
Adjusted EBITDA from continuing operations	1,872	(101)	(b)	(669)	(d)	—		1,102

See the accompanying notes to the unaudited pro forma summarized financial performance.

Unaudited Pro Forma Summarized Financial Performance
For the Nine Month Period Ended September 30, 2019

(In $ million)	As Reported (a)	CSI (b)	Reynolds Consumer Products	Note	Repayment of Borrowings	Note	As Adjusted
External revenue	7,243		(1,728)	(c)	—		5,515

Gross profit	1,450		(607)	(d)	—		843

Profit from operating activities	564		(380)	(d)	—		184
Financial income	185		—	(d)	5	(e)	190
Financial expenses	(491)		1	(d)	157	(e)	(333)
Profit from continuing operations before income tax	258		(379)	(d)	162		41
Income tax (expense) benefit	(71)		87	(f)	—	(f)	16
Profit from continuing operations	187		(292)		162		57

Profit from operating activities	564		(380)	(d)	—		184
Depreciation and amortization	514		(74)	(d)	—		440
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	1,078		(454)	(d)	—		624
Included in EBITDA:
Asset impairment charges, net of reversals	94		—	(d)	—		94
(Gain) loss on sale or disposal of businesses and non-current assets	32		—	(d)	—		32
Non-cash pension expense	56		—	(d)	—		56
Operational process engineering-related consultancy costs	19		(1)	(d)	—		18
Related party management fee	19		(7)	(d)	—		12
Restructuring costs, net of reversals	13		(1)	(d)	—		12
Strategic review costs	20		(17)	(d)			3
Unrealized (gain) loss on derivatives	(15)		9	(d)	—		(6)
Other	9		—	(d)	—		9
Adjusted EBITDA from continuing operations	1,325		(471)	(d)	—		854

See the accompanying notes to the unaudited pro forma summarized financial performance.

NOTES TO THE UNAUDITED PRO FORMA SUMMARIZED FINANCIAL PERFORMANCE

(a)	“As Reported” represents amounts presented in the RGHL Group's consolidated financial statements for the year ended December 31, 2018 and the three and nine month periods ended September 30, 2019.

(b)
These pro forma adjustments reflect the elimination of the revenues and costs of CSI. These adjustments include certain costs incurred by the RGHL Group that are attributable to the revenue-producing activities of the discontinued operation and are not expected to continue being incurred by the RGHL Group after the disposal date. These adjustments do not reflect any general corporate overhead costs. These amounts include a portion of the historical related party management fee that was attributable to the Adjusted EBITDA generated by the operations that have now been classified as discontinued. Historically this related party management fee was not allocated to the segments of the RGHL Group. No adjustment is required for the nine month period ended September 30, 2019, as CSI was presented as a discontinued operation in the RGHL Group’s consolidated financial statements for this period.

(c)
This pro forma adjustment reflects the elimination of the external revenues reported by Reynolds Consumer Products and the reclassification to external revenues of sales by other segments of the RGHL Group to Reynolds Consumer Products.

(d)
These pro forma adjustments reflect the elimination of costs of Reynolds Consumer Products. These adjustments include certain costs incurred by the RGHL Group that are attributable to the revenue-producing activities of the discontinued operation and are not expected to continue being incurred by the RGHL Group after the distribution date, including transaction costs incurred by the RGHL Group in relation to the distribution. These adjustments do not reflect any general corporate overhead costs. These amounts include a portion of the historical related party management fee that was attributable to the Adjusted EBITDA generated by the operations that have now been classified as discontinued. These amounts also include an additional $16 million of strategic review costs during the nine month period ended September 30, 2019 that are attributable to the Reynolds Consumer Products business which had not been allocated to Reynolds Consumer Products in the RGHL Group’s consolidated financial statements.

(e)
This pro forma adjustment reflects the elimination of financial expenses, net, associated with the repayment of certain borrowings, as described below. Other in the tables below represents the amortization of transaction costs and embedded derivatives. For the nine month period ended September 30, 2019, the change in fair value of embedded derivatives is adjusted against financial income.

The adjustment for the year ended December 31, 2018 comprises:

	Adjustment to financial expenses, net
(In $ million)	Interest expense	Change in fair value of embedded derivatives	Other	Total
6.875% Senior Secured Notes (i)	24	20	—	44
Securitization Facility (ii)	1	—	—	1
Credit Agreement (iii)	1	—	—	1
Floating Rate Senior Secured Notes and 5.125% Senior Secured Notes (iv)	—	—	—	—
5.750% Senior Secured Notes (v)	180	88	4	272
Adjustment to financial expense, net				318

The adjustment for the nine month period ended September 30, 2019 comprises:

	Adjustment to financial expenses, net
(In $ million)	Interest expense	Change in fair value of embedded derivatives	Other	Total
6.875% Senior Secured Notes (i)	17	2	—	19
Securitization Facility (ii)	1	—	—	1
Credit Agreement (iii)	1	—	—	1
Floating Rate Senior Secured Notes and 5.125% Senior Secured Notes (iv)	—	—	—	—
5.750% Senior Secured Notes (v)	135	3	3	141
Adjustment to financial expense, net				162

(i)	Represents the reduction in components of financial expense, net associated with the repayment of the remaining $345 million of outstanding 6.875% Senior Secured Notes due 2021 in November 2019.

(ii)
Represents the reduction in components of financial expense, net associated with the repayment of $23 million of the Securitization Facility in January 2020, in anticipation of Reynolds Consumer Products exiting this facility.

(iii)	Represents the reduction in components of financial expense, net associated with the repayment of $18 million of borrowings under the RGHL Group Credit Agreement in January 2020.

(iv)
Represents the reduction in components of financial expense, net associated with the repayment of $1 million of outstanding Floating Rate Senior Secured Notes due 2021 and $1 million of 5.125% Senior Secured Notes due 2023 in January 2020.

(v)
Represents the reduction in components of financial expense, net associated with the repayment of the remaining $3,137 million of outstanding 5.750% Senior Secured Notes due 2020, comprising $18 million of principal repaid in January 2020 and $3,119 million in February 2020.

(f)
This adjustment represents the estimated income tax effect of the pro forma adjustments. The tax effect of the pro forma adjustments was calculated using historical statutory tax rates and permanent differences attributable to the respective discontinued operations, in the relevant jurisdictions, for the periods presented. As a result of the RGHL Group’s limitations on interest deductions, no tax impact has been recognized in respect of the reduction in interest expense. The pro forma income tax effect adjustments do not consider the impact that the other pro forma adjustments would have on the computation of the interest deductibility limitation.

Unaudited Pro Forma Cash and Cash Equivalents and the Principal Amount of Borrowings
as of September 30, 2019

(In $ million)	As Reported (a)	Pro forma Adjustments	Note	As Adjusted
Cash and cash equivalents	849	671	(b)	1,520

Principal amount of borrowings:
Securitization Facility	420	(23)		397
Credit Agreement	3,489	(18)		3,471
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	(3,137)		—
6.875 % Senior Secured Notes due 2021	345	(345)		—
Floating Rate Senior Secured Notes due 2021	750	(1)		749
5.125% Senior Secured Notes due 2023	1,600	(1)		1,599
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	—		800
Pactiv Notes:
7.950% Debentures due 2025	276	—		276
8.375% Debentures due 2027	200	—		200
Other borrowings	15	—		15
Total principal amount of borrowings	11,032	(3,525)		7,507

(a)	“As Reported” represents amounts presented in the RGHL Group's interim unaudited condensed consolidated financial statements for the three and nine month periods ended September 30, 2019.
(b)    The pro forma adjustment to cash and cash equivalents comprises:

(In $ million)	Adjustment
Repayment in November 2019 of the 6.875% Senior Secured Notes due 2021	(345)
Preliminary proceeds from the sale of CSI	611
Repayment in January 2020 of borrowings, comprising:
Credit Agreement repayment	(18)
Partial repayment of the 5.750% Senior Secured Notes due 2020	(18)
Partial repayment of the Floating Rate Senior Secured Notes due 2021	(1)
Partial repayment of the 5.125% Senior Secured Notes due 2023	(1)
Partial repayment in January 2020 of the Securitization Facility	(23)
Proceeds received from Reynolds Consumer Products, prior to distribution, by way of settlement of intercompany loan balances	3,616
Estimated cash retained by Reynolds Consumer Products at the time of its distribution	(31)
Repayment on February 4, 2020 of the remaining 5.750% Senior Secured Notes due 2020	(3,119)
Net adjustment to cash	671